AIRTHIUM INC. AND SUBSIDIARY

Independent Auditor's Report
and Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

IAS
Certified Public Accountants

AIRTHIUM INC. AND SUBSIDIARY

Independent Auditor’s Report
and Consolidated Financial Statements

Years Ended December 31, 2025 and 2024

TABLE OF CONTENTS

IAS
Certified Public Accountants

T: 773 904 2000
F: 773 868 3840
www.intlattest.com

main office
1700 W. Irving Park Rd.
Suite #209A
Chicago, IL 60613

downtown office
200 S. Wacker Drive
Suite #1375
Chicago, IL 60606

Independent Auditor's Report

Board of Directors
Airthium Inc. and Subsidiary
Les Loges-en-Josas
France

Opinion

We have audited the accompanying consolidated financial statements of Airthium Inc. and Subsidiary (the "Company"), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, consolidated statements of changes in shareholders' equity (deficiency), and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Airthium Inc. and Subsidiary as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Airthium Inc. and Subsidiary and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Airthium Inc. and Subsidiary's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

IAS
Certified Public Accountants

T: 773 904 2000
F: 773 868 3840
www.intlattest.com

main office
1700 W. Irving Park Rd.
Suite #209A
Chicago, IL 60613

downtown office
200 S. Wacker Drive
Suite #1375
Chicago, IL 60606

Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Airthium Inc. and Subsidiary's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Airthium Inc. and Subsidiary's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary consolidated schedules of selling, general and administrative expenses are presented for purposes of additional analysis and are not a required part of the financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

International Attest Solutions, LLC

Chicago, Illinois
April 22, 2026

AIRTHIUM INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2025 and 2024

ASSETS

	2025	2024
Current assets		
Cash (Note 11)	$ 677,715	$ 2,130,040
Account receivable	21,069	-
Prepaid expenses and other assets	106,934	79,514
Refundable VAT tax	30,553	90,691
Vendors advances	-	57,689
Other	19,798	1,668
Refundable income taxes (Note 6)	118,765	553,780
Accrued revenue government grants (Note 3)	1,101,101	630,238
Total current assets	2,075,935	3,543,620
Non-current assets		
Security deposit	92,003	67,006
Property and equipment, net (Note 2)	655,111	702,409
Right-of-use lease asset (Note 2)	999,508	1,113,738
Total non-current assets	1,746,622	1,883,153
	$ 3,822,557	$ 5,426,773

The accompanying notes are an integral part
of the financial statements

AIRTHIUM INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2025 and 2024

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

	2025	2024
Current liabilities		
Loans, current portion (Note 4)	$ 387,829	$ 400,082
Operating lease liability - current (Note 5)	105,733	101,594
Accounts payable	110,054	50,434
Accrued expenses		
Employee compensation	273,767	132,117
Loans interest	3,601	8,918
Other	53,596	57,276
Deferred revenue government grants (Note 3)	-	79,418
Total current liabilities	934,580	829,839
Non-current liabilities		
Loans, non-current portion (Note 4)	1,123,896	1,511,725
Government advances, non-current portion (Note 3)	387,022	218,728
Operating lease liability - non-current (Note 5)	979,690	1,085,423
Shareholders' advances	6,684	6,684
SAFE Agreements (Note 10)	6,444,189	6,444,189
Total non-current liabilities	8,941,481	9,266,749
Shareholders' equity (deficiency)		
Common stock, no par value, 10,000,000 shares authorized; 8,773,585 shares issued and outstanding	88	85
Additional paid-in capital	16,221	11,141
Accumulated deficit	(6,133,043)	(4,529,390)
Accumulative other comprehensive adjustments	63,230	(151,651)
Total shareholders' equity (deficiency) (Exhibit C)	(6,053,504)	(4,669,815)
	$ 3,822,557	$ 5,426,773

The accompanying notes are an integral part of the financial statements

AIRTHIUM INC. AND SUBSIDIARY

Consolidated Statements of Operations and Comprehensive Loss

Years Ended December 31, 2025 and 2024

	2025	2024
Revenues		
Sales	$ 50,199	$ 15,587
Government grants (Note 3)	1,063,504	654,099
Tax credits (Note 6)	405,853	563,267
Total revenues	1,519,556	1,232,953
Expenses (income)		
Selling, general and administrative expenses (Schedule B-1)	3,034,930	2,656,711
Other (income) expenses	(5,905)	3,059
Foreign exchange loss (gain)	402	(198)
Interest income	(11,151)	(8,315)
Interest expense	104,933	34,273
Total expenses, net	3,123,209	2,685,530
Net loss (Exhibit C)	(1,603,653)	(1,452,577)
Other comprehensive adjustments, net of tax		
Foreign currency translation adjustments	214,881	(98,909)
Comprehensive loss	$ (1,388,772)	$ (1,551,486)

The accompanying notes are an integral part
of the financial statements

AIRTHIUM INC. AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders' Equity (Deficiency)

Years Ended December 31, 2025 and 2024

	Common Stock	Additional Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balances at December 31, 2023	85	11,141	(3,076,813)	(52,742)	(3,118,329)
Net loss (Exhibit B)	-	-	(1,452,577)	-	(1,452,577)
Foreign currency translation adjustment	-	-	-	(98,909)	(98,909)
Balances at December 31, 2024 (Exhibit A)	$ 85	$ 11,141	$ (4,529,390)	$ (151,651)	$ (4,669,815)
Net loss (Exhibit B)	-	-	(1,603,653)	-	(1,603,653)
Additional paid-in capital	3	5,080	-	-	5,083
Foreign currency translation adjustment	-	-	-	214,881	214,881
Balances at December 31, 2025 (Exhibit A)	$ 88	$ 16,221	$ (6,133,043)	$ 63,230	$ (6,053,504)

The accompanying notes are an integral part of the financial statements

AIRTHIUM INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years Ended December 31, 2025 and 2024

	2025	2024
Cash flows from operating activities		
Net loss	$ (1,603,653)	$ (1,452,577)
Adjustments to reconcile net loss to net cash for operating activities		
Depreciation and amortization	361,029	176,459
Right-of-use lease operating accrual to cash	12,636	16,614
Accounts receivable	(21,069)	-
Prepaid expenses and other	(21,259)	(911,162)
Foreign currency translation adjustment	214,881	(98,909)
Increase in liabilities		
Accounts payable	59,620	41,080
Accrued expenses	58,551	166,131
Total adjustments to net loss	664,389	(609,787)
Net cash used for operating activities	(939,264)	(2,062,364)
Cash flows for investing activities		
Security deposit	(24,997)	(27,732)
Property acquisitions	(256,042)	(791,867)
Net cash used for investing activities	(281,039)	(819,599)
Cash flows from financing activities		
Loans (repaid) received	(405,399)	1,624,691
Government advances received	168,294	218,718
SAFE funding	-	-
Shareholders' advances received (repaid)	5,083	(1,562)
Net cash provided by financing activities	(232,022)	1,841,847
Net decrease in cash	(1,452,325)	(1,040,116)
Cash at beginning of years	2,130,040	3,170,156
Cash at end of years	$ 677,715	$ 2,130,040

The accompanying notes are an integral part of the financial statements

Supplemental disclosure of cash flow information:

	2025	2024
Interest paid	$ 104,933	$ 34,273
Income taxes refunded	(923,746)	(333,075)

Cash and cash equivalents, if any, include highly liquid investments with maturities of three months or less.

NOTE 1 – SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Airthium Inc. (the "Company") and its wholly owned subsidiary Airthium SAS (incorporated in March 2016). All significant intercompany balances and transactions have been eliminated. Airthium Inc. was incorporated in Delaware in May 2017.

Business Operations

The Company's objective is to develop and market a new kind of high temperature heat pump, designed to replace or work alongside gas-fired steam boilers in medium to large scale industrial applications. Those applications include, but are not limited to, food and beverage, mining, chemical, and paper manufacturing where steam and hot air between 100 and 550°C are heavily used. The Company's decarbonized steam boiler allows those industrial users to save both on their CO2 emissions, and when the conditions allow it, on their energy bills.

For the long-term (several years), the Company plans to build and market seasonal energy storage systems to large-scale solar and wind project owners to turn their facilities into 100% renewable baseload power plants. This would allow the plant owners to collect a premium for the reliability of the electricity supplied all year long to their customers. The Stirling engine at the core of those seasonal energy storage systems would be very similar to the Stirling engine at the core of the heat pump currently being developed by the Company to serve the industrial heat market.

Property and Depreciation

Property and equipment are stated at cost and depreciated using straight-line methods over their estimated useful lives. Leasehold improvements are depreciated over the life of the underlying lease. Other property and equipment are depreciated over 3-5 year periods. Expenditures for repairs and maintenance are expensed as incurred.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

NOTE 1 – SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

For each tax position, management must determine whether it is more likely than not that the position will be sustained on audit based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to recognize in the financial statements. Interest and penalties, if any, related to federal and state income taxes are recorded in income tax expense.

Use of Estimates

The preparation of financial statements in conformity with the generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Advertising costs are expensed when incurred. Advertising expenses were $24,761 and $7,478 for 2025 and 2024, respectively.

Foreign Currency Translation and Transactions

The financial statements of the Company's foreign subsidiary are measured using the local currency as the functional currency. Assets and liabilities of the subsidiary are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. Current and cumulative translation adjustments net of tax effects have been recorded as a separate component of shareholders' equity under accumulated other comprehensive adjustments. Other foreign currency transaction gains or losses are included in consolidated net income.

Stock Options

The Company accounts for stock-based compensation in accordance with *ASC 718, Compensation - Stock Compensation*. Under the fair value recognition provisions of *ASC 718*, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

NOTE 1 – SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in right-of-use ("ROU") lease assets, current portion of lease obligations and long-term lease obligations on the Company's balance sheets. The ROU lease asset represents the Company's right to use an underlying asset for the lease term, and lease obligations represent the Company's obligation to make lease payments arising from the lease. Operating ROU lease assets and obligations are recognized at the commencement date based on the present value of the lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses its borrowing rate, based on information available at the commencement date, in determining the present value of lease payments. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Subsequent Events

Except as disclosed in Note 12, for the year ended December 31, 2025, the Company has evaluated subsequent events for potential recognition and disclosure through April 22, 2026, the date when the financial statements were available to be issued.

NOTE 2 – PROPERTY AND EQUIPMENT

The components of property and equipment are as follows:

	2025	2024
Software and license	$ 4,832	$ -
Industrial material	1,015,414	737,178
Furniture and fixtures	110,782	106,277
Office equipment	87,374	79,638
	1,218,402	923,093
Less accumulated depreciation	563,291	220,684
Net property and equipment	$ 655,111	$ 702,409

Depreciation expense was $361,029 and $176,459 for 2025 and 2024, respectively.

	2025	2024
Right-of-use lease assets - operating	$ 1,370,754	$ 1,370,754
Less accumulated amortization	(371,246)	(257,016)
Right-of-use lease assets - operating, net	$ 999,508	$ 1,113,738

Amortization expense was $114,230 in 2025 and $114,229 in 2024. Amortization is reported on the statement of income as part of rent expense.

NOTE 3 – GOVERNMENT GRANTS AND FINANCIAL ADVANCES

In 2024, the Company received two grants with financial advances.

The first grant is from the French agency ADEME for the Ecological Transition (Agence française De l'Environnement et de la Maîtrise de l'Energie), whose purpose is to fund its research and development expenses. The combined amount of funding and financing totals €3,834,132 divided into a grant and a financial advance for €2,875,599 and €958,533, respectively. The program is divided into several tranches that must be completed before funding for a new tranche is released. At the end of the project, expenses allocated to the program must be reported under a specific standard to the governmental agency and certified by a controller. The Company was laureate of the funding and financing with effect as of March 1, 2024. It was formally signed April 8, 2025. The expected term of the program is August 31, 2027. No payments had been received by the Company as of December 31, 2024. The first installment of 15% (€575,120) was made in June 2025. Each installment received must be allocated to funding for 75% (€431,340) and financing for 25% (€143,780). The financial advances interest is 5.11%. Revenue is recognized when the related expenses are incurred. The financing advances' reimbursement is deferred to the first invoicing related to the Company's project. As of December 31, 2025, no interest was accrued, revenue was recognized for $894,253, and accrued revenue was $1,025,986.

The second grant is from the French public sector investment bank BPI (Banque Publique d'Investissement), whose purpose is to fund its research and development expenses. The Company was the laureate of a deep tech program called "Aide Development DeepTech" (BPI ADD). The combined amount of funding and financing totals €500,000 and consists of two separate contracts of grant and financial advances for €150,000 and €350,000, respectively. The funding program covered expenses starting December 2, 2023, up to June 2, 2025, before the term was extended to December 31, 2026. As of December 31, 2025, the Company received €90,000 for the grant and €210,000 for the financial advances. Financial advances interest is 0.00%. Revenue is recognized when the related expenses are incurred. The financing advances' reimbursement is deferred until March 31, 2027. As of December 31, 2025, no interest was accrued, revenue was recognized for $149,137 and accrued revenue was $75,115.

NOTE 3 – GOVERNMENT GRANTS AND FINANCIAL ADVANCES (Continued)

The government's grants information can be summarized as follows:

	Amount	Cash Received	Cumulated Used 2024	Used 2025	To be used > 2025	Used USD 2025
ADEME	€ 2,875,599	€ 431,340	€ 605,090	€ 769,442	€ 1,501,067	$ 894,253
BPI - ADD	150,000	90,000	51,560	98,379	61	149,137
Other	-	17,790	-	17,790	-	20,114
	€ 3,025,599	€ 539,130	€ 656,650	€ 885,611	€ 1,501,128	$ 1,063,504

The government's financial advances can be summarized as follows:

	Amount	Cash Received	Cash Reimbursed	To be Received	Duration	Rate
ADEME	€ 958,533	€ 143,780	€ -	€ 814,753	3.5 years	5.11%
BPI - ADD	350,000	210,000	-	140,000	5 years	0.00%
	€ 1,308,533	€ 353,780	€ -	€ 954,753		

	Cash Received USD	Cumulated 2024	2025	< 1 year	<5 years	> 5 years
ADEME	$ 168,294	$ -	$ 168,294	$ -	$ -	$ 168,294
BPI - ADD	218,728	218,728	-	-	174,982	43,746
	$ 387,022	$ 218,728	$ 168,294	$ -	$ 174,982	$ 212,040

The accrued and deferred revenue related to grant used and received is as follows:

	2025	Used	Received	2024
ADEME	$ 1,025,986	$ 900,631	$ 504,883	$ 630,238
BPI - ADD	75,115	154,533	-	(79,418)
	$ 1,101,101	$ 1,055,164	$ 504,883	$ 550,820

NOTE 4 – LOANS

In 2020, the Company received a loan from the French agency Banque Publique d'Investissements (BPI France) for €350,000.

In 2024, the Company signed three new loans:

- The French agency Banque Publique d'Investissements: Pret Amorcage Investissements (BPI – PAI) for €500,000. The reimbursement of the BPI-PAI loan is deferred until March 2027.
- The Caisse d'Epargne Rhone Alples bank (CERA) for €600,000.
- The Societe Generale bank (SOCGEN) for €600,000.

The loan information can be summarized as follows:

	Amount Received	Year Received	Duration	Rate	Outstanding balance at December 31 2024	2025	Outstanding balance payment schedule within 1 year	within 2 to 5 years	more than 5 years
BPI France	$ 429,884	2020	4 years	2.25%	$ 188,074	$ 80,603	$ 80,603	$ -	$ -
BPI - PAI	520,780	2024	8 years	6.62%	520,780	520,780	-	338,507	182,273
CERA	624,936	2024	4 years	5.98%	590,093	445,407	153,581	291,826	-
SOCGEN	624,936	2024	4 years	3.80%	612,860	464,935	153,645	311,290	-
					$ 1,911,807	$ 1,511,725	$ 387,829	$ 941,623	$ 182,273

Financial commitments granted or given related to the loans can be summarized as follows:

For Caisse d'Epargne Rhone-Alpes, the business assets have been collateralized. For Societe Generale, the business assets have been collateralized with a limitation of 50% of disposal of the Company's property and equipment. No assets were collateralized in favor of BPI France.

The French State is committed to guarantee 90% of BPI PGE loans in favor of the Company. BPI France is committed to guarantee 70% of the Societe Generale and Caisse d'Epargne Rhone-Alpes loans in favor of the Company. The European and French agencies Fonds Europeen d'Investissement (FEI) and the Fonds National de Garantie (FNG) are committed to guarantee 70% and 10% respectively, of BPI France – PAI.

NOTE 5 – RIGHT-OF-USE ASSET AND RELATED LEASE LIABILITY

The Company recorded a right-of-use asset and related lease liability in accordance with *ASU No 2016-02, Leases (Topic 842)* starting January 1, 2022. The lease is for office and warehouse space in Villebon Sur Yvette (France). Discount rates used to calculate the liability were based on the Company's bank borrowing rates in relation to the lease term. The weighted average discount rate on all leases is 4%.

The following is a maturity analysis of the annual undiscounted cash flows of the operating lease liabilities as of December 31, 2025:

2026	147,225
2027	147,225
2028	147,225
2029	147,225
2030	147,225
2031	147,225
2032	147,225
2033	147,225
2034	110,420
	$ 1,288,220

Shown in the financial statement as:	
Undiscounted cash payments	$ 1,288,220
Less discount	(202,797)
Lease liability	$ 1,085,423
Lease liability short-term	$ 105,733
Lease liability long-term	979,690
	$ 1,085,423

The weighted average lease remaining term as of December 31, 2025 is 8.75 years.

NOTE 6 – INCOME TAXES

Differences between book and federal tax income are as follows:

	2025	2024
Loss per books before tax	$ (1,603,653)	$ (1,452,577)
Research and development tax credit	(405,853)	(563,267)
Currency adjustments	40,362	(34,213)
Other adjustments	24,264	7,483
Tax loss for the years	(1,944,880)	(2,042,574)
Available tax loss carryforward, beginning-of-years	(6,242,198)	(4,199,624)
Available tax loss carryforward, end-of-years	$ (8,187,078)	$ (6,242,198)

The French subsidiary is the beneficiary of a research and development tax credit. Due to its status as an innovative company, the tax credit is refundable before the term of three years and can be pre-funded. The tax credits were $405,853 and $563,267 for 2025 and 2024, respectively. Research and development tax credit balances were $118,765 and $553,780 for 2025 and 2024, respectively.

Tax years ended December 31, 2022 and forward remain open for examination.

Deferred tax assets and liabilities result from the tax effects of the following differences:

	2025	2024
Loss carryforward	$ 2,023,308	$ 1,539,500
Less allowance	(2,023,308)	(1,539,500)
Net deferred assets	$ -	$ -

Due to uncertainty in future realization, the entire net deferred tax asset has been fully reserved by an allowance.

NOTE 7 – CONCENTRATION OF CREDIT RISKS

The Company maintains cash accounts with high quality financial institutions. The balances may at times exceed federally insured limits. Loss exposure is remote.

NOTE 8 – RECLASSIFICATIONS

Certain reclassifications have been made to the 2024 financial statements to conform to the 2025 financial statement presentation. Such reclassifications had no effect on the results of operations as previously reported.

NOTE 9 – STOCK OPTIONS

In June 2019, the Company authorized the French subsidiary Airthium SAS to issue stock options. The Plan provides an incentive to attract, retain and reward employees who perform services for the Company. Initially, up to 298 shares of common stock of Airthium SAS may be issued pursuant to awards granted under the Plan. In addition, the Company reserved the right to swap option shares issued from Airthium SAS for shares in Airthium Inc. at a pre-determined conversion ratio without prior consent. In January 2025, the stock-options were exercised and converted into 298 shares of Airthium SAS then, were swapped into 238, 400 shares of Airthium Inc.

During the year ended December 31, 2023, the Company entered into a second stock-options plan. The granted option type is "Non-Qualified Stock Option". The purpose of the Plan is to encourage and enable the officers, employees, directors, consultants and other key persons of the Company and its subsidiaries, upon whose judgment, initiative and efforts the Company largely depends on the successful conduct of its business, to benefit from increases in value of the common stock. The expiration date is 48 months after the vesting commencement date of each beneficiary, except for one of the beneficiaries with a milestone vesting rule. As of December 31, 2023, 11 beneficiaries had been granted stock-options, and only one of the beneficiaries converted 19,111 stock-options. During 2025, 16 new beneficiaries have been granted stock-options. None of these new options have been exercised as of December 31, 2025.

The principal characteristics of the existing Stock-Option plans can be summarized as follows:

	Total	Plan 2023	
Exercise price		$0.15	$0.26
Authorized Shares	$ 1,040,000		
Options Granted	846,880	$ 506,836	$ 340,044
Options Exercised	-	-	-
Profit Interests Granted	-	-	-
Repurchased	-	-	-
Cancelled	66,212	66,212	
Reallocated Cancelled Equity	-	-	-
Available for Issuance	$ 259,332		
Converted	$ 19,111	$ 19,111	
Outstanding	761,557	421,513	$ 340,044
Vested	462,165	418,671	43,494
Unvested	$ 299,392	$ 2,842	$ 296,550

NOTE 9 – STOCK OPTIONS (Continued)

Since the exercise prices of the granted stock-options were at fair market value, no compensation expense must be recognized for the vested stock-options. If exercised, the stock-options will have a dilutive effect on the common stock of the Company.

NOTE 10 – SIMPLE AGREEMENTS FOR FUTURE EQUITY (SAFE)

During the year ended December 31, 2017, the Company entered into 9 SAFE Agreements (Simple Agreements for Future Equity) with third parties, all of them accredited investors or investment funds. During the years ended December 31, 2021 and December 31, 2022, the Company entered into additional SAFE Agreements with both accredited and unaccredited investors via an equity crowdfunding campaign on the US platform Wefunder. During the year ended December 31, 2023, the Company entered into 15 additional SAFE Agreements with both accredited and unaccredited investors via an equity crowdfunding campaign on the US platform Wefunder, and directly with 3 private investors with whom the Company has arranged a special agreement granting the Company and these investors, as part of that agreement, further rights and obligations. This agreement comes in addition to other direct agreements signed between the Company and each of the investors. As of December 31, 2025, we have not been informed of any events that would call into question the sustainability of these agreements.

The SAFE Agreements have no maturity date and bear no interest. The Agreements provide the investor with the right to future equity in the Company per the terms of the Agreement. Each Agreement is subject to a valuation cap.

Per the SAFE Agreements, if there is an equity financing round before the SAFE expires or is terminated, the Company will convert the SAFE into shares of the Company's stock. The stock that a SAFE investor is issued will have a liquidation preference that is equal to the original investment amount.

NOTE 10 – SIMPLE AGREEMENTS FOR FUTURE EQUITY (SAFE) (Continued)

The principal characteristics of the existing SAFE Agreements totaling $6,444,189 and $6,444,189 at December 31, 2025 and 2024, respectively, can be summarized as follows:

SAFE Agreements 2017

SAFE #	Date	2025	2024	Valuation Cap	Number of agreements
2	07.21.17	$ 100,000	$ 100,000	$ 9,900,000	1
3	08.15.17	20,000	20,000	6,000,000	1
4	08.16.17	25,000	25,000	6,000,000	1
5	08.22.17	10,000	10,000	8,000,000	1
6	08.24.17	25,000	25,000	6,000,000	1
7	08.25.17	50,000	50,000	8,000,000	1
8	09.05.17	25,000	25,000	8,000,000	1
9	09.22.17	25,000	25,000	8,000,000	1
10	11.30.17	200,000	200,000	8,000,000	1
		$ 480,000	$ 480,000		9

SAFE Agreements 2021

SAFE #	Date	2025	2024	Valuation Cap	Number of agreements
11	05.14.21	$ 100,000	$ 100,000	$ 12,000,000	1
11	05.14.21	100,000	100,000	12,000,000	1
11	05.14.21	100,000	100,000	12,000,000	1
12	05.14.21	155,500	155,500	17,000,000	81
12	05.14.21	680,949	680,949	17,000,000	1,248
12	05.14.21	43,000	43,000	17,000,000	8
12	05.14.21	93,337	93,337	17,000,000	85
		$ 1,272,786	$ 1,272,786		1,425

NOTE 10 – SIMPLE AGREEMENTS FOR FUTURE EQUITY (SAFE) (Continued)

SAFE Agreements 2022

SAFE #	Date	2025	2024	Valuation Cap	Number of agreements
14	05.19.22	$ 20,000	$ 20,000	$ 17,000,000	1
15	07.03.22	25,000	25,000	20,000,000	1
16	10.14.22	148,256	148,256	20,000,000	1
17	10.20.22	100,000	100,000	20,000,000	1
18	11.10.22	185,655	185,655	20,000,000	1
		$ 478,911	$ 478,911		5

SAFE Agreements 2023

SAFE #	Date	2025	2024	Valuation Cap	Number of agreements
19	02.10.23	$ 171,059	$ 171,059	$ 20,000,000	1
20	05.02.23	50,000	50,000	20,000,000	1
21	06.01.23	164,051	164,051	20,000,000	1
22	07.31.23	204,734	204,734	20,000,000	1
23	08.03.23	10,000	10,000	20,000,000	1
24	08.23.23	10,000	10,000	20,000,000	1
25	08.25.23	113,461	113,461	20,000,000	1
26	09.01.23	100,000	100,000	20,000,000	1
27	09.14.23	79,470	79,470	20,000,000	1
28	10.19.23	32,867	32,867	20,000,000	1
29	11.03.23	171,210	171,210	20,000,000	1
30	11.24.23	5,640	5,640	20,000,000	1
31	12.05.23	1,000,000	1,000,000	17,500,000	1
32	12.05.23	950,000	950,000	17,500,000	1
33	12.05.23	1,150,000	1,150,000	17,500,000	1
		$ 4,212,492	$ 4,212,492		15

The Company accounts for the SAFE agreements under *ASC 480 (Distinguishing Liabilities from Equity)*, which requires that they be recorded at fair value as of the balance sheet date.

NOTE 11 – CASH RESTRICTIONS

At December 31, 2025, the Company’s cash and cash equivalents totaling $677,715 included $155,684 of restricted cash related to the building lease. These funds are restricted for the purpose of collateral requirements and are not available for general operating use.

NOTE 12 - ECONOMIC DEPENDENCY

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company is economically dependent on the French public funding agency ADEME, which accounted for about half of all financing received during the year ended December 31, 2025. Furthermore, the Company is economically dependent on the continuing, timely support of investors to fund its ongoing research and development efforts, which represent the majority of the Company's expenses. To date, investors have contributed the majority of funds spent by the Company since its inception. The continuation of operations is contingent upon the ongoing timely support and business relationship with those parties. Management believes that those relationships will continue for the foreseeable future; however, there can be no assurance that such support will be maintained, or that support from those relationships will provide funding in large enough amounts and in time to support the Company's planned operations. The loss or significant reduction of this relationship could have a material adverse effect on the Company’s operations and ability to continue as a going concern.

Management has evaluated the Company’s liquidity and financial position and, based on current projections and available resources, believes that the Company will be able to meet its obligations as they come due for a period of at least one year from the date these financial statements are issued.

NOTE 13 - SUBSEQUENT EVENTS

As of April 22, 2026, the next ADEME installment expected to be received by the Company is €1,150,239, representing a grant of €862,679 and a financial advance of €287,560. This installment is conditioned by the signing of a contract update (“Avenant”) by ADEME, which would decorrelate this first installment of €1,150,239 from the technical prototyping milestone which was originally accompanying it. As of April 22, 2026, this contract update has yet to be definitively ratified by the Government Agency.

On March 12, 2026, this BPI-ADD grant program successfully terminated when the Company received the remainder of the grant, €60,000, and financial advance, €140,000. With this final installment, the Company effectively received 100% of the funds promised under the grant program. The €350,000 of financial advance will be paid back over time, starting March 31, 2027.

AIRTHIUM INC. AND SUBSIDIARY

Consolidated Schedules of Selling, General and Administrative Expenses

Years Ended December 31, 2025 and 2024

	2025	2024
Salaries and wages	$ 1,094,580	$ 1,052,739
Payroll taxes	489,080	394,158
Employee benefits	-	12,432
Hiring and training	22,160	29,658
Travel and entertainment	25,875	48,362
Advertising	24,761	7,478
Repairs and maintenance	8,803	4,857
Rent	345,705	276,894
Utilities	138,021	138,854
General insurance	21,260	13,001
Depreciation and amortization	361,029	176,459
Office expense and miscellaneous	22,578	24,640
Postage and delivery	2,349	4,278
Telecommunications	2,494	3,161
Bank fees	12,377	37,183
Professional fees	193,548	299,080
Outside services	254,172	122,370
Other taxes	16,138	11,107
Total selling, general and administrative expenses	$ 3,034,930	$ 2,656,711